

May 23, 2011

Mr. Jay S. Fishman
Chairman and Chief Executive Officer
The Travelers Companies, Inc.
485 Lexington Avenue
New York, New York 10017

> **Re:** **The Travelers Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **File No. 001-10898**

Dear Mr. Fishman:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations
Claims and Expenses, page 75

2. During the past three years, you have released excess reserve margins amounting to $1.4 billion in 2010, $1.5 billion in 2009 and $1.7 billion in 2008. Please provide us proposed disclosure to be included in future periodic reports addressing the expected effects of this trend on future financial position and results of operations. In your proposed disclosure,

distinguish between the expected release patterns for reserve margins accumulated during hard market accident years from those for reserve margins accumulated during soft market accident years.

Investment Portfolio, page 100

3. Please refer to the table at the top of page 103 showing quality ratings by "carrying value" and "percent of total carrying value" at December 31, 2010. Please provide us:

- A list of the external rating agencies whose quality ratings you used;
- A table showing the carrying value of investments, for which an external rating did not exist by credit rating and nature of investment;
- A description of which rating you used for those investments where more than one external rating existed; and
- If you performed an analysis to determine the quality rating of investments for which an external rating existed, provide us a summary describing the analysis that you performed, the investments for which you performed the analysis and, where the analysis resulted in you concluding that the rating assigned by the external rating agency at December 31, 2010 was significantly different, provide us the fair value and amortized cost of those investments, as well as how and why your conclusion differed from that of the external rating agency.

Obligations of States, Municipalities and Political Subdivisions, page 103

4. Regarding your investments in obligations of states, municipalities and political subdivisions, please provide us proposed disclosure to be included in future periodic reports describing the nature of the activities supporting your investments in special revenue bonds at December 31, 2010.

Notes to Consolidated Financial Statements
15. Contingencies, Commitments and Guarantees
Other Proceedings, page 235

5. Refer to your disclosure of the broker anti-trust litigation and your disclosure that in numerous lawsuits arising in the ordinary course of your business operations, the ultimate resolution could be material to your results of operations. Please provide us proposed disclosure to be included in future periodic reports to quantify the loss or range of reasonably possible losses in addition to the amount accrued related to the broker anti-trust litigation and for the numerous lawsuits, or to state that amounts cannot be estimated for the broker anti-trust litigation or for any of the numerous lawsuits as required by ASC 450-20-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Jennifer Riegel, Attorney Adviser, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant